UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2017
Commission File Number 001-35401
CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)
PACASMAYO CEMENT CORPORATION
 (Translation of registrant’s name into English)
Republic of Peru
 (Jurisdiction of incorporation or organization)
Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PACASMAYO

Fourth Quarter 2016 Earnings Release

For more information please visit www.cementospacasmayo.com.pe/investors or contact:

In Lima:

Manuel Ferreyros, CFO
Claudia Bustamante, Head of Investor Relations
Cementos Pacasmayo
Tel: (511) 317-6000 ext. 2165
E-mail: **cbustamante@cpsaa.com.pe**

In New York:

Barbara Cano
MBS Value Partners
Tel: (646) 452-2334
E-mail: **barbara.cano@mbsvalue.com**

Cementos Pacasmayo S.A.A. Announces Consolidated
Results for Fourth Quarter 2016

Lima, Peru, February 14, 2017 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Cementos Pacasmayo”) a leading cement company serving the growing Peruvian construction industry, announced today its consolidated results for the fourth quarter (“4Q16”) and full year (2016) ended December 31, 2016. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

Financial and Operational Highlights:

4Q16 Highlights
(All comparisons are to 4Q15, unless otherwise stated)

•
Sales Volume of cement, concrete and blocks decreased by 12.7%. It is important to note that there was extraordinary spending associated with El Niño prevention in 4Q15. Compared to 3Q16, volumes increased 1.3%.

•	Revenues decreased 9.8% to S/ 316.7 million.
•
Consolidated EBITDA of S/ 88.8 million, a 20.4% decrease, primarily due to higher fixed costs resulting from lower sales volume, as well as one-off expenses related to the permanent environmental closure of our zinc operations and the dissolution of Calizas del Norte, the subsidiary which used to exploit the limestone mines that are now operated by third parties.

•
Net income of Continuing Operations of S/ 10.2 million, an 83.3% decrease, primarily due to increased depreciation and the termination of borrowing cost capitalization following the conclusion of the Piura plant project, as well as an increase in income tax rate and an adverse exchange rate effect.

•	In January, the Company announced that it had established March 1, 2017 as the effective spin-off date for FOSSAL S.A.A. The registration and exchange date will also be March 1, 2017.

2016 Highlights
(All comparisons are to 2015, unless otherwise stated)

•	Sales volume of cement, concrete and blocks decreased 1%.
•	Revenues increased by 0.7% to S/ 1,240.2 million.
•
Consolidated EBITDA of S/ 371.9 million, down 2.4% excluding non-operating income booked in 2Q15 from the sale of real estate assets. This EBITDA includes one-off expenses; excluding these expenses EBITDA would have been similar to 2015.

•
Net income of Continuing Operations of S/ 119.5 million; a 43.6% decrease excluding non-operating income. This decrease is fully attributable to increased depreciation and to the termination of borrowing cost capitalization following the conclusion of the Piura plant project, as well as an increase in income tax rate and an adverse exchange rate effect. Without these effects net income would have increased.

	Financial and Operating Results[1]
	4Q16	4Q15	% Var.	2016	2015	% Var.

Financial and Operating Results
Cement, concrete and blocks sales volume	579.3	663.9	-12.7%	2,286.3	2,310.1	-1.0%

In millions of S/.
Ventas Netas	316.7	351.0	-9.8%	1,240.2	1231.0	0.7%
Utilidad Bruta	127.1	149.6	-15.0%	503.6	535.3	-5.9%
Utilidad Operativa	61.8	93.8	-34.1%	272.8	328.0	-16.8%
Utilidad neta de operaciones continuas	10.2	61.1	-83.2%	119.5	217.4	-45.0%
Utilidad neta de operaciones discontinuas	0.3	-1.3	N/R	-6.6	-5.7	15.8%
Utilidad neta	10.5	59.8	-82.4%	112.9	211.7	-46.7%
EBITDA consolidado	88.8	111.6	-20.4%	371.9	389.7	-4.6%
Cement EBITDA 2	92.6	114.4	-19.1%	384.0	401.7	-4.4%
Margen Utilidad Bruta	40.1%	42.6%	-2.5 pp.	40.6%	43.5%	-2.9 pp.
Margen Utilidad Operativa	19.5%	26.7%	-7.2 pp.	22.0%	26.6%	-4.6 pp.
Margen Utilidad Neta de operación continuas	3.2%	17.4%	-14.2 pp.	9.6%	17.7%	-8.1 pp.
Margen Utilidad Neta de operaciones discontinuas	0.1%	-0.4%	0.5 pp.	-0.5%	-0.5%	0.0 pp.
Margen Utilidad Neta	3.3%	17.0%	-13.7 pp.	9.1%	17.2%	-8.1 pp.
Margen EBITDA consolidado	28.0%	31.8%	-3.8 pp.	30.0%	31.7%	-1.7 pp.
Margen EBITDA del negocio cementero	29.2%	32.6%	-3.4 pp.	31.0%	32.6%	-1.6 pp.

1/ According to criteria established by IFRS 5 the net income from continuing operations includes Cementos Pacasmayo and subdsidiaries, excluding operations from Fosfatos del Pacifico, which are included in net income from discontinued operations.
2/  Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

Management Comments

Despite the decrease in sales in the fourth quarter (compared with exceptional sales in the same quarter in 2015 due to El Niño prevention projects), 2016 was a year of important operational milestones and success for Cementos Pacasmayo in the context of shareholder and business value creation. We continued to focus on the right areas: controlling and stabilizing costs, advancing our projects, improving our balance sheet and defending our market share in a challenging environment- while investing in the key areas important to our future.

This year we decided to spin off Pacasmayo’s phosphate business into “FOSSAL”, which will trade separately on the Lima Stock Exchange (BVL) under the ticker FOSSALC1. Through the spin-off we have streamlined our operations, which we believe will benefit investors by unlocking value to allow a more accurate valuation of Pacasmayo’s cement business. Investors can now feel comfortable owning CPAC without exposure to a non-cement businesses, or take advantage of the investment proposition that FOSSAL represents as a standalone company.

Consolidated EBITDA for 2016 included some one-off expenses related to the permanent environmental closure of our zinc operations and the dissolution of Calizas del Norte,  the subsidiary which used to exploit the limestone mines that are now operated by third parties to improve efficiency. Without these expenses, EBITDA would have been very similar to last year’s, excluding the non-operating income booked in 2015 from the sale of real estate assets.

Our Piura plant, the most modern cement facility in Latin America, became fully operational in 2016. Piura is boosting capacity while lowering our cost of production and logistics, and we’ve been experiencing the positive effects. Fourth quarter 2016 total clinker production volume increased by nearly 33% year on year, and 44% in 2016 compared to 2015; we’re successfully replacing imported clinker with our own Piura clinker while also shifting cement production from less efficient facilities to our Piura plant. Again, this will continue to positively impact our results moving forward and represents important ongoing cost savings, as we’re no longer vulnerable to imported clinker prices.

President Pedro Pablo Kuczynski’s Government is focusing on infrastructure investment as a key component to Peru’s economic progress. In the fourth quarter, a corruption scandal involving some Latin-American construction companies has delayed his progress. Despite these issues, his plans to invest in Peru’s infrastructure remain in place.

While these issues have put a damper on the government’s earlier growth projections for 2017, Alfredo Thorne, Peru’s Minister of Economy and Finance, announced that he is preparing new measures to offset the impacts on the economy. Some S/ 5 billion ($US1.5 billion) will be disbursed for public investments by March 31, and a supplemental credit of S/ 3.89 billion will help local governments develop infrastructure this year. State bidding agency Proinversion is also aiming to award projects this year worth around $US 4 billion that would be financed mostly by the private sector. The expectation is that internal demand will gradually improve in the second half of 2017.

We are cautiously optimistic for the year ahead, and today Cementos Pacasmayo is uniquely well positioned to quickly respond to the improved environment with benefit of the important steps we’ve taken throughout this year.

Economic Overview for 4Q16:

The Peruvian Government presented to Congress a series of Legislative Decrees elaborated under the delegation of powers during 4Q16, aimed at promoting and trying to facilitate investment in large infrastructure projects. The following are the three decrees most relevant to Cementos Pacasmayo:

•	Legislative Decree No. 1250: Paying Taxes with Infrastructure
This measure is aimed at extending the areas of the economy in which this mechanism can be applied, as well as eliminating the previous S/ 60.8 million cap, thereby allowing for the execution of larger infrastructure projects.

•	Legislative Decree No. 1251: Public Private Partnerships (PPPs)
This renews the structure of Proinversion and reforms the existing legislation for PPPs. The expectation is that the current time frame of execution will be reduced from 48 months to less than 24 months, and that the quality of the contracts and projects will improve, while also eliminating execution bottlenecks

•	Legislative Decree No. 1252: Invierte.pe
“Invierte.pe” will replace the “SNIP”; the current national investment control system. The new system will be simplified and will link those projects that are prioritized for execution with their respective demand and related positive impact on society

Companies have increased their optimism for revenue growth and profitability for 2017, although in December 2016 investment confidence indexes continued their downward trend. According to a survey done by Apoyo Consultoría, a leading Peruvian advisory firm, revenues are expected to increase by 9.1%; the most significant increase in the last four years. Additionally, seven out of every 10 executives surveyed also indicated that they expected their Company’s profit to increase in 2017 as compared to 2016.

Peruvian Cement Industry Overview:

Cement demand in Peru is primarily supplied by Cementos Pacasmayo, UNACEM and Cementos Yura. Cementos Pacasmayo primarily supplies the northern region of Peru, while UNACEM supplies the central region and
Cementos Yura the southern region.

According to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, the northern region of Peru represents approximately 23% of the country’s population and 14% of national Gross Domestic Product (“GDP”). Despite sustained growth over the last 10 years, Peru continues to experience a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually purchase bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Peruvian Cement Market

Shipments by Plant and Market Share

Northern Region (thousands of metric tons)						
Plant	2012	2013	2014	2015	Nov 2016 LTM	% share
C. Pacasmayo	2,045	2,110	2,051	2,022	2,017	18.4%
C. Selva	200	240	296	288	283	2.6%
Imports	29	34	40	12	-	0.0%
Total	**2,274**	**2,384**	**2,387**	**2,322**	**2,300**	**21.0%**

Central Region (thousands of metric tons)						
Plant	2012	2013	2014	2015	Nov 2016 LTM	% share
UNACEM	5,315	5,612	5,701	5,546	5,140	47.0%
Caliza Inca	157	288	383	357	345	3.1%
Imports	409	465	461	507	490	4.5%
Total	**5,881**	**6,365**	**6,545**	**6,410**	**5,975**	**54.6%**

Southern Region (thousands of metric tons)						
Plant	2012	2013	2014	2015	Nov 2016 LTM	% share
Grupo Yura	2,203	2,515	2,600	2,480	2,665	24.4%
Total	**2,203**	**2,515**	**2,600**	**2,480**	**2,665**	**24.4%**
Total Regions	**10,358**	**11,264**	**11,532**	**11,212**	**10,940**	**100.0%**

Piura
Selva
Pacasmayo
UNACEM
UNACEM
Caliza Inca
Sur
Yura

Source: INEI

Main Infrastructure Projects in the Area of Influence:

Although the anticipated increase in Peru’s infrastructure spending has been delayed, this remains a priority for 2017-2018. The recently approved Legislative Decrees are an indication of the Peruvian Government’s commitment to facilitate and prioritize infrastructure spending, with results expected in the next 6 to 12 months.

Specifically in the northern region of Peru, where Cementos Pacasmayo is the leading cement provider, three projects are currently in the execution phase.

•
Talara Refinery – Cementos Pacasmayo has been contracted to provide cement, concrete and piles for this project.  The Company estimates that as of December 31, 2016, around 84% of the total cement needed has been shipped.

•	Chavimochic Project – The Company estimates that as of December 31, 2016, around 40% of the total cement needed has been shipped.

•
Longitudinal de la Sierra Highway – Cementos Pacasmayo has been contracted to provide cement and concrete for this project. As of December 31, 2016, the Company estimates that around 55% of the total demand for the project has been shipped. Progress has been slow due to rains but we expect it to pick up in the coming months.

Excluding the projects described above, three other projects are close to beginning operation: The new city of Olmos, Alto Piura and the Huacrachuco-Sausacocha Highway.

Operating Results:

Production:

Cement Production Volume
(thousands of metric tons)
	Production
	4Q16	4Q15	% Var.	2016	2015	% Var.
Planta Pacasmayo	271.4	469.8	-42.2%	1,177.4	1,884.3	-37.5%
Planta Rioja	68.4	80.4	-14.9%	281.4	287.5	-2.1%
Planta Piura	236.8	121.6	94.7%	817.2	161.3	N/R
Total	576.6	671.8	-14.2%	2,276.0	2,333.1	-2.4%

Cement production volume at the Pacasmayo plant decreased 42.2% in 4Q16 compared to 4Q15, and 37.5% in 2016 compared to 2015, primarily due to the initiation of cement production at the Piura plant. Higher production volume has been directed to the Piura plant due to its increased efficiency and proximity to end markets.

Cement production volume at the Rioja Plant decreased 14.9% in 4Q16 compared to 4Q15, primarily due to the shift in cement production to the Piura plant, as well as a decrease in cement sales volumes. In 2016, cement production volume decreased 2.1% compared to 2015, primarily due to the shift in cement production to the Piura plant.

With the new Piura plant now fully operational, total 4Q16 cement production volumes decreased 14.2% compared to 4Q15, and 2.4% during 2016 compared to 2015, primarily due to a year on year decrease in sales volume due the extraordinary demand in the last 4 months of 2015 associated with El Niño prevention investments.

Clinker Production Volume
(thousands of metric tons)
	Production
	4Q16	4Q15	% Var.	2016	2015	% Var.
Planta Pacasmayo	223.9	246.1	-9.0%	887.0	967.0	-8.3%
Planta Rioja	58.5	64.2	-8.9%	214.8	234.9	-8.6%
Planta Piura	141.4	-	N/R	629.1	-	N/R
Total	423.8	310.3	36.6%	1,730.9	1,201.9	44.0%

Clinker production volume at the Pacasmayo plant in 4Q16 decreased 9% when compared to 4Q15, and 8.3% in 2016 compared to 2015, primarily due to a shift in production from the Pacasmayo plant to the Piura plant.

Clinker production volume at the Rioja plant decreased 8.9% in 4Q16 compared to 4Q15, primarily due to a shift in production to the Piura plant. Likewise, clinker production volume in 2016 decreased 8.6% compared to 2015.

With the Piura plant now fully operational for clinker production, total clinker production volume increased 36.6% during 4Q16 compared to 4Q15, and 44% in 2016 compared to 2015, primarily due to the replacement of imported clinker with Piura clinker.

Quicklime Production Volume
(thousands of metric tons)
	Production
	4Q16	4Q15	% Var.	2016	2015	% Var.
Pacasmayo Plant	49.7	20.7	N/R	156.4	97.8	59.9%

Quicklime production volume increased more than 100% in 4Q16 compared to 4Q15, and 59.9% in 2016 compared to 2015, primarily due to increased demand.

Installed Capacity:

Installed Cement and Clinker Capacity

Annual installed cement capacity at the Pacasmayo, Rioja and Piura plants remained stable at 2.9 million MT, 440,000 MT and 1.6 million MT respectively.

The annual installed clinker capacity at the Pacasmayo, Rioja and Piura plants remained stable at 1.5 million MT, 280,000 MT and 1.0 million MT respectively.

Utilization Rate1:

Pacasmayo Plant Utilization Rate
	Utilization Rate
	4Q16	4Q15	% Var.	2016	2015	% Var.
Cement	37.4%	64.8%	-27.4 pp.	40.6%	65.0%	-24.4 pp.
Clinker	57.5%	65.6%	-8.1 pp.	59.1%	64.5%	-5.4 pp.
Quicklime	82.8%	34.5%	48.3 pp.	65.2%	40.8%	24.4 pp.

The cement production utilization rate at the Pacasmayo plant decreased 27.4 percentage points in 4Q16 compared to 4Q15, and 24.4 percentage points in 2016 compared to 2015, in line with production initiation at the Piura plant.

The utilization rate of clinker production decreased 8.1 percentage points in 4Q16 compared 4Q15 and 5.4 percentage points in 2016 compared to 2015, primarily due to a shift in production to the Piura plant.

Additionally, the utilization rate of quicklime production increased 48.3 percentage points during 4Q16, compared with 4Q15, and 24.4 percentage points in 2016 compared to 2015, due to increased production in order to satisfy demand.

1 The utilization rates are calculated by dividing production in a given period over nominal installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by 4.

Rioja Plant Utilization Rate
	Utilization Rate
	4Q16	4Q15	% Var.	2016	2015	% Var.
Cement	62.2%	73.1%	-10.9 pp.	64.0%	65.3%	-1.3 pp.
Clinker	83.6%	91.8%	-8.2 pp.	76.7%	83.9%	-7.2 pp.

The utilization rate of cement production at the Rioja plant was 62.2% in 4Q16; 10.9 percentage points lower than in 4Q15,primarily due to a shift in production to Piura. Likewise, in 2016, the utilization rate of cement production was 64%; a 1.3 percentage point decrease as compared to 2015.

The utilization rate of clinker production at the Rioja plant was 83.6% in 4Q16; 8.2 percentage points lower than 4Q15. Likewise, during 2016 the utilization rate of clinker production was 76.7%; 7.2 percentage points lower than in 2015, due to some production for inventory purposes during 2015 and to production initiation at the Piura plant.

Piura Plant Utilization Rate
	Utilization Rate
	4Q16	4Q15	% Var.	2016	2015	% Var.
Cement	59.2%	30.4%	28.8 pp.	51.1%	30.4%	20.7 pp.
Clinker	56.6%	-	N/R	62.9%	-	N/R

Utilization rate of cement production at the Piura plant was 59.2% in 4Q16, 28.8 percentage points higher than in 4Q15, when the plant was in its ramp-up phase. Capacity utilization will now increase in line with demand. Likewise, the cement production utilization rate for 2016 was 51.1%, 20.7 percentage points higher than in 2015.

The utilization rate of clinker production at the Piura plant was 56.6% in 4Q16 and 62.9% during 2016.

Consolidated Utilization Rate
	Utilization Rate
	4Q16	4Q15	% Var.	2016	2015	% Var.
Cement	46.7%	54.4%	-7.7 pp.	46.1%	47.2%	-1.2 pp.
Clinker	61.0%	-	N/R	62.3%	-	N/R

The consolidated utilization rate for cement production was 46.7% in 4Q16; 7.7 percentage points lower than in 4Q15, primarily due to lower cement sales volume. Likewise, the consolidated utilization rate for 2016 for cement production was 46.1%, 1.2 percentage points lower than in 2015.

The consolidated utilization rate for clinker production was 61% in 4Q16 and 62.3% in 2016.

Financial Results:

Income Statement:
The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results
(in millions of Soles S/)
	Income Statement
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	316.7	351.0	-9.8%	1,240.2	1,231.0	0.7%
Gross Profit	127.1	149.6	-15.0%	503.6	535.3	-5.9%
Total operating expenses, net	-65.4	-55.8	17.2%	-230.8	-207.3	11.3%
Operating Profit	61.8	93.8	-34.1%	272.8	328.0	-16.8%
Total other expenses, net	-20.0	-5.8	N/R	-74.7	-21.2	N/R
Profit before income tax	41.7	88.0	-52.6%	198.1	306.8	-35.4%
Income tax expense	-31.5	-27.0	16.7%	-78.6	-89.4	-12.1%
Profit from Continuing Operations	10.2	61.1	-83.3%	119.5	217.4	-45.0%
Profit from Discontinued Operations	0.3	-1.3	N/R	-6.6	-5.7	15.8%
Profit for the period	10.5	59.8	-82.4%	112.9	211.7	-46.7%

Revenues decreased 9.8% during 4Q16 compared to 4Q15, primarily due to decreased cement sales volume due to extraordinary spending associated with El Niño prevention in 4Q15. Gross profit decreased 15% in 4Q16 compared to 4Q15, primarily due to lower gross margin related to the increase in depreciation from the Piura plant, and higher fixed costs due to lower sales volumes. Profit from continuing operations decreased 83.3% during 4Q16 compared to 4Q15, primarily due to lower gross margin, the termination of borrowing cost capitalization, an increase in income tax rate and a negative exchange rate effect.

During 2016 revenues increased by 0.7% compared to 2015. Gross profit decreased 5.9% in 2016 compared to 2015 primarily due to the increase in depreciation from the Piura plant. Profit from continuing operations decreased 43.6% during 2016 compared to 2015, excluding non-operating income booked in 2Q15, primarily due to lower gross margin, the termination of borrowing cost capitalization, an increase in income tax rate and a negative exchange rate effect.

Sales of Goods:

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and blocks
(in millions of Soles S/)
	Cement, concrete and blocks
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	279.8	318.1	-12.0%	1,103.4	1,089.2	1.3%
Cost of Sales	-156.0	-173.4	-10.0%	-615.8	-572.0	7.7%
Gross Profit	123.8	144.7	-14.4%	487.7	517.2	-5.7%
Gross Margin	44.2%	45.5%	-1.3 pp.	44.2%	47.5%	-3.3 pp.

Sales of cement, concrete and blocks decreased 12% in 4Q16 compared to 4Q15, since there was an extraordinary increase in demand in 4Q15 due to El Niño related investments. Sales of cement, concrete and blocks were flat when comparing 4Q16 with 3Q16. The decrease in gross margin was 1.3 percentage points, primarily due to higher fixed costs because of lower sales volume.

Full year 2016 sales of cement, concrete and blocks increased 1.3% compared to 2015. Gross margin decreased 3.3 percentage points, primarily due to higher depreciation due to the startup of the Piura plant.

Sales of cement represented 85.0% of cement, concrete and block sales during 4Q16.

	Cement
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	237.9	264.7	-10.1%	924.4	928.7	-0.5%
Cost of Sales	-122.7	-137.2	-10.6%	-489.5	-460.2	6.4%
Gross Profit	115.2	127.5	-9.6%	434.9	468.5	-7.2%
Gross Margin	48.5%	48.2%	0.3 pp.	47.0%	50.4%	-3.4 pp.

Sales of cement decreased 10.1% in 4Q16 compared to 4Q15, primarily due to lower sales volume because of extraordinary demand related to El Niño prevention during 4Q15. Nevertheless, gross margin increased 0.3 percentage points in 4Q16 compared to 4Q15 due to higher utilization of the Piura plant.

2016 sales of cement decreased 0.5% compared to 2015. Gross margin decreased 3.4 percentage points due to use of imported clinker in 1Q16 and higher depreciation due to the startup of the Piura plant.

Sales of concrete represented 12.4% of cement, concrete and block sales during 4Q16.

	Concrete
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	34.7	41.7	-16.9%	152.6	123.9	23.2%
Cost of Sales	-27.8	-28.2	-1.6%	-105.3	-87.9	19.8%
Gross Profit	6.9	13.5	-48.7%	47.3	36.0	31.3%
Gross Margin	19.9%	32.4%	-12.5 pp.	31.0%	29.1%	1.9 pp.

Sales of concrete decreased 16.9% during 4Q16 compared to 4Q15, primarily due to extraordinary demand from El Niño prevention in 4Q15. Gross margin decreased 12.5 percentage points during 4Q16 compared to 4Q15 primarily due to higher fixed costs because of lower sales volume.

2016 sales of concrete increased 23.2% and gross margin increased 1.9 percentage points, primarily due to higher demand from infrastructure projects during the first nine months of the year, higher prices, and dilution of fixed costs due to this increased demand.

Sales of blocks, bricks and pavers represented 2.6% of cement, concrete and block sales during 4Q16.

	Blocks, bricks and pavers
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	7.2	11.7	-38.5%	26.4	36.5	-27.7%
Cost of Sales	-5.6	-8.1	-30.9%	-21.0	-23.9	-12.1%
Gross Profit	1.6	3.6	-55.6%	5.5	12.6	-56.3%
Gross Margin	22.2%	30.8%	-8.6 pp.	20.8%	34.5%	-13.7 pp.

4Q16 sales of blocks, bricks and pavers sales decreased 38.5% compared to 4Q15 and gross margin decreased 8.6 percentage points, primarily due to the conclusion of infrastructure projects which boosted demand and margins in previous quarters.

During 2016, blocks bricks and pavers sales decreased 27.7%, and gross margin decreased 13.7 percentage points.

	Quicklime
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	19.0	10.2	86.3%	75.1	64.1	17.2%
Cost of Sales	-16.5	-6.4	157.8%	-60.9	-49.0	24.3%
Gross Profit	2.5	3.8	-34.2%	14.2	15.1	-6.0%
Gross Margin	13.2%	37.3%	-24.1 pp.	18.9%	23.6%	-4.7 pp.

Quicklime sales increased 86.3% in 4Q16 compared to 4Q15, primarily due to an increase in sales volume. Gross margin decreased 24.7 percentage points, primarily due to higher sales of refined quicklime which has a higher price during 4Q15.

Likewise, during 2016, quicklime sales increased 17.2% compared to 2015 and gross margin decreased 4.7 percentage points, primarily due to lower sales price during 2016.

Sales: Construction Supplies1
(in millions of Soles S/)
	Construction Supplies
	4Q16	4Q15	% Var.	2016	2015	% Var.
Sales of goods	17.4	21.3	-18.3%	59.9	75.6	-20.8%
Cost of Sales	-16.7	-20.6	-18.9%	-58.7	-73.1	-19.7%
Gross Profit	0.7	0.7	0.0%	1.2	2.5	-52.0%
Gross Margin	4.0%	3.3%	0.7 pp.	2.0%	3.3%	-1.3 pp.

During 4Q16, sales of construction supplies decreased 18.3% compared to 4Q15, and 20.8% in 2016 compared to 2015, primarily due to decreased demand and increased competition which resulted in lower prices. 4Q16 gross margin increased 0.7 percentage points compared to 4Q15, and decreased 1.3 percentage points in 2016 compared to 2015.

2 Construction supplies include the following products: steel rebars, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

	Administrative expenses
	4Q16	4Q15	% Var.	2016	2015	% Var.
Personnel expenses	27.9	12.9	116.3%	100.1	94.1	6.4%
Third-party services	20.5	17.2	19.2%	63.0	56.6	11.3%
Board of directors compensation	1.5	2.0	-25.0%	6.1	7.1	-14.1%
Depreciation and amortization	3.5	3.0	16.7%	12.8	10.7	19.6%
Other	2.7	2.3	17.4%	11.4	11.3	0.9%
Total	56.1	37.4	50.0%	193.4	179.8	7.6%

4Q16 administrative expenses increased 50% compared to 4Q15, primarily due to an increase in personnel expenses, including an accounting reclassification in 4Q15, and an increase in third-party services primarily related to an increase in consulting services for IT, environment and security, and logistics services for the Piura plant, among others. Without the accounting reclassification, the increase in personnel expenses would have been 25.7%, primarily related to severance payments and an increase in workers profit sharing, among others.

Likewise, during 2016, administrative expenses increased 7.6% compared to 2015.

Selling Expenses
(in millions of Soles S/)
	Selling and distribution expenses
	4Q16	4Q15	% Var.	2016	2015	% Var.
Personnel expenses	4.7	4.4	6.8%	17.1	16.2	5.6%
Advertising and promotion	3.8	2.0	90.0%	15.6	8.4	85.7%
Other	1.8	2.2	-18.2%	7.2	6.5	10.8%
Total	10.3	8.6	19.8%	39.9	31.1	28.3%

During 4Q16 selling expenses increased 19.8% compared to 4Q15, in line with an increase in the advertising and promotion expenses budget to successfully defend the Company’s market share in light of decreased volumes.

Similarly, 2016 selling expenses increased 28.3% compared to 2015.

EBITDA Reconciliation1:
Consolidated EBITDA
(in millions of Soles S/)
	Consolidated EBITDA
	4Q16	4Q15	Var %.	2016	2015	Var %.
Net Income	10.5	59.8	-82.4%	112.9	211.7	-46.7%
+ Income tax expense	27.9	26.3	6.1%	72.2	86.2	-16.2%
- Finance income	-1.7	-0.7	N/R	-3.3	-3.5	-5.7%
+ Finance costs	20.0	11.4	75.4%	75.4	36.8	N/R
+/- Net (loss) gain from exchange rate	1.8	-5.1	N/R	3.3	-12.3	N/R
+ Depreciation and Amortization	30.3	19.9	52.3%	111.3	70.8	57.2%
Consolidated adjusted EBITDA	88.8	111.6	-20.4%	371.8	389.7	-4.6%
EBITDA from FdP y Salsud *	3.8	2.8	35.7%	12.1	12.0	0.8%
Cement EBITDA	92.6	114.4	-19.1%	384.0	401.7	-4.4%

1/EBITDA reconciliation includes continuing and discontinued operations
2/Corresponds to EBITDA excluding the Fosfatos del Pacifico and Salmueras Sudamericanas projects which are not linked to the cement business and are currently in pre-operating stages, therefore they are not generating revenues.

4Q16 consolidated EBITDA decreased 20.4% to S/ 88.8 million compared to S/ 111.6 million in 4Q15, primarily due to higher fixed costs resulting from lower sales volume, an increase in administrative and selling expenses, as well as one-off expenses related to the permanent environmental closure of our zinc operations and the dissolution of Calizas del Norte, the subsidiary which used to exploit the limestone mines that are now operated by third parties.

2016 consolidated EBITDA decreased 4.6% compared to 2015. Excluding the S/ 8.8 million income derived from the sale of real estate assets in 2Q15, consolidated EBITDA would have decreased 2.4%, primarily due to severance payments and one-off expenses related to the permanent environmental closure of our zinc operations and the dissolution of Calizas del Norte.

Cash and Debt Position:

Cash:

Consolidated Cash
(in millions of Soles S/)
As of December 31, 2016, the Company’s cash position was S/ 80.2 million (US$ 23.9 million). This balance includes certificates of deposit for S/ 50.4 million (US$ 15.0 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest rate	Initial Date	Maturity Date

Banco de Crédito del Perú	S/ 10.2	4.50%	December 23,2016	January 12, 2017
Banco de Crédito del Perú	S/ 26.0	4.50%	December 28,2016	January 12, 2017
Banco de Crédito del Perú	S/ 9.0	4.50%	December 29,2016	January 12, 2017
Banco de Crédito del Perú	S/ 5.2	4.50%	December 30,2016	January 12, 2017

	S/ 50.4

The remaining balance of S/ 29.8 million (US$ 8.9 million) is held primarily in the Company’s bank accounts, of which US$ 3.4 million are denominated in US dollars and the remainder in Soles.

Debt Position:

Consolidated Debt
(in millions of Soles S/)
Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt adjusted by hedge	-	-	-	913.3	913.3
Future interest payments	45.3	90.6	90.6	68.1	294.6
Total	45.3	90.6	90.6	981.4	1,207.9

As of December 31, 2016, the Company’s total outstanding debt reached S/ 1,006.8 million (US$ 300.0 million), which correspond to the international bonds issued in February 2013. These bonds have a coupon rate of 4.50% with a 10-year bullet maturity.

As of December 31, 2016, the Company has entered into cross currency swap hedging agreements for US$300 million to manage foreign exchange risks related to US dollar-denominated debt. The adjusted debt by hedge is S/ 913.3 million (US$ 272.1 million).

Net Adjusted Debt/EBITDA ratio was 2.1x

Capex

Capex
(in millions of Soles S/)

During 2016, the Company invested S/ 120.3 million (US$ 35.9 million), allocated to the following projects:

Projects	2016
New Cement Plant in Piura	61.3
Pacasmayo Plant Projects	29.9
Phosphate Project	15.6
Concrete and aggregates equipment	10.4
Rioja Plant Projects	2.7
Construction of diatomite brick plant	0.4
Total	120.3

Projects

Fosfatos del Pacífico S.A.
In December 2011, the Company sold a 30% stake of the subsidiary Fosfatos del Pacifico S.A. for US$ 46.1 million to an affiliate of Mitsubishi Corporation, a globally-integrated company listed on the Tokyo Stock Exchange, which develops and operates business in multiple sectors.

In accordance with the terms of sale, Mitsubishi Corporation signed a long-term contract of purchase and sale (Off Take Agreement).

Fosfatos del Pacifico hired companies to begin a basic engineering study for the project’s various sections. Those selected were: Golder Associates to study the mine, a FL Smidth Minerals-Jacobs-Golder Associates consortium to study the plant, Berenguer Ingenieros to study the port, and Pepsa Tecsult and Aecom to study the electrical transmission and water. During the second half of 2014, value engineering was developed to identify opportunities to improve design, construction, and project operations. Fosfatos del Pacifico hired the main engineering companies (Hatch, Ausenco and WorleyParsons) based on said Companies’ experience and knowledge in their respective areas.

In March 2014, the environmental impact study for the phosphate project was approved.

The feasibility study was concluded at the end of 2015. The construction period for the project is estimated to last four to five years.

On August 22, 2016 the Company announced that its Board of Directors had approved the spin-off of the Company’s ownership of Fosfatos del Pacifico (FOSPAC) from its cement operations. On September 26, 2016 this was approved at a special Shareholder’s meeting. The Company’s ownership of Fosfatos del Pacifico will be transferred to a new entity, FOSSAL, which will be traded on the Bolsa de Valores de Lima under the ticker FOSSALC1. FOSSAL will in turn own 70% of FOSPAC. The remaining 30% of FOSPAC will continue to be owned by MCA Phosphates PTE, a division of Mitsubishi Corp.

For each common share of Cementos Pacasmayo, existing shareholders will receive approximately 0.20 common share of FOSSAL and approximately 0.80 common share of Cementos Pacasmayo. For each investment share of Cementos Pacasmayo, shareholders will also receive approximately 0.20 investment shares of FOSSAL and approximately 0.80 investment shares of Cementos Pacasmayo.

Under the terms of the proposed reorganization, Cementos Pacasmayo will contribute S/ 40 million of cash to FOSSAL. On January 28, 2017, the Company announced that it had established March 1, 2017 as the effective date of the spin-off. The registration and exchange date will also be March 1, 2017.

Salmueras Sudamericanas S.A.
In 2011, the Company signed an agreement with Quimica del Pacifico (Quimpac), a leading Peruvian chemical company, to establish Salmueras Sudamericanas S.A., in which the Company owns 74.9% of the outstanding shares, with Quimpac holding the remaining 25.1%.

The basic engineering study was conducted by K-Utec AG Salt Technologies, a German company with over 50 years of experience in the salt business, and is currently being evaluated by both partners in order to determine how to move forward according to their investment priorities. The environmental impact study was approved in December 2014.

Recent Events

Share Buyback - On January 19, 2017, the Company bought back 7,911,845 of its own investment shares (15.66%), with which the Company increased its ownership of own investment shares from 73.81% to 89.48%.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.356 per US$ 1.00, which was the exchange rate, reported as of December 31, 2016 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Consolidated statements of financial position
As of December 31, 2016 and 2015

Assets	As of dec-16	As of Dec-15
Current Assets	S/ (000)	S/ (000)
Cash and cash equivalents	80,215	158,007
Trade and other receivables	81,121	110,897
Income tax prepayments	46,546	44,910
Inventories	346,535	307,478
Prepayments	7,909	7,188
Total current assets	562,326	628,480

Assets held for distribution	338,411	-

	As of dec-16	As of Dec-15
Non-current assets	S/ (000)	S/ (000)
Trade and other receivables	25,120	64,145
Prepayments	1,222	1,432
Available-for-sale financial investments	657	436
Derivative financial instruments	69,912	124,770
Property, plant and equipment	2,273,048	2,490,815
Exploration and evaluation assets	43,028	81,862
Deferred income tax assets	6,350	21,077
Other assets	549	777
Total non-current assets	2,419,886	2,785,314

Total assets	3,320,623	3,413,794

Liabilities and equity	As of dec-16	As of Dec-15
Current liabilities	S/ (000)	S/ (000)
Trade and other payables	142,773	170,761
Income tax payable	3,464	3,906
Provisions	31,711	28,880
Total current liabilities	177,948	203,547

Liabilities directly related to assets held for distribution	2,704

	As of dec-16	As of Dec-15
Non-current liabilities	S/ (000)	S/ (000)
Interest-bearing loans and borrowings	998,148	1,012,406
Other non-current provisions	22,042	32,638
Deferred income tax liabilities	139,752	119,069
Total non-current liabilities	1,159,942	1,164,113

Total liabilities	1,340,594	1,367,660

Equity	As of dec-16	As of Dec-15
	S/ (000)	S/ (000)
Capital stock	531,461	531,461
Investment shares	50,503	50,503
Treasury shares	-108,248	-108,248
Additional paid-in capital	545,165	553,466
Legal reserve	188,075	176,458
Other reserves	-16,602	11,649
Retained earnings	677,086	727,765

Equity attributable to equity holders of the parent	1,867,440	1,943,054
Non-controlling interests	112,589	103,080

Total equity	1,980,029	2,046,134

Total liabilities and equity	3,320,623	3,413,794

Consolidated statements of profit or loss
For the three and twelve month periods ended December 31, 2016, 2015 and 2014

	4Q16	4Q15	2016	2015
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	316,720	350,984	1,240,169	1,231,015
Cost of sales	-189,599	-201,420	-736,530	-695,757
Gross profit	127,121	149,564	503,639	535,258

Operating income (expenses)
Administrative expenses	-56,119	-37,411	-193,376	-179,723
Selling and distribution expenses	-10,225	-8,971	-39,899	-31,481
Other operating income (expenses), net	994	-9,374	2,444	3,913
Total operating expenses , net	-65,350	-55,756	-230,831	-207,291

Operating profit	61,771	93,808	272,808	327,967

Other income (expenses)
Finance income	1,723	683	3,240	3,416
Finance costs	-19,989	-11,351	-75,397	-36,807
Net gain (loss) from exchange difference, net	-1,761	4,890	-2,541	12,194

Total other expenses, net	-20,027	-5,778	-74,698	-21,197

Profit before income tax	41,744	88,030	198,110	306,770

Income tax expense	-31,500	-26,951	-78,627	-89,383

Profit for the year from continuing operations	10,244	61,079	119,483	217,387

Profit for the year from discontinued operations	265	-1,257	-6,589	-5,720

Profit for the period	10,509	59,822	112,894	211,667
Attributable to:
Equity holders of the parent	10,718	60,785	116,174	215,532
Non-controlling interests	-209	-963	-3,280	-3,865
Net income	10,509	59,822	112,894	211,667

Earnings per share
Basic and diluted for period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	0.02	0.11	0.21	0.38

Consolidated statements of changes in equity
For the years ended December 31, 2016, 2015 and 2014

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized gain (loss) on available-for-sale investments S/ (000)	Unrealized gain on cash flow hedge S/(000)	Retained earnings S/ (000)	Total S/ (000)	Non-controlling interests S/ (000)	Total equity S/ (000)

Balance as of January 1, 2014	531,461	50,503	-	556,294	119,833	19,045	-	653,704	1,930,840	78,630	2,009,470
Profit for the year	-	-	-	-	-	-	-	192,827	192,827	-4,038	188,789
Other comprehensive income	-	-	-	-	-	-18,827	4,926	-	-13,901	-	-13,901
Total comprehensive income	-	-	-	-	-	-18,827	4,926	192,827	178,926	-4,038	174,888

Appropriation of legal reserve	-	-	-	-	33,402	-	-	-33,402	-	-	-
Terminated dividends	-	-	-	-	1,670	-	-	-	1,670	-	1,670
Dividends	-	-	-	-	-	-	-	-116,393	-116,393	-	-116,393
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	1,050	1,050
Other adjustments of non-controlling interests	-	-	-	-2,503	-	-	-	-	-2,503	2,503	-

Balance as of December 31, 2014	531,461	50,503	-	553,791	154,905	218	4,926	696,736	1,992,540	78,145	2,070,685
Profit for the year	-	-	-	-	-	-	-	215,532	215,532	-3,865	211,667
Other comprehensive loss	-	-	-	-	-	-229	6,734	-	6,505	-	6,505
Total comprehensive income	-	-	-	-	-	-229	6,734	215,532	222,037	-3,865	218,172

Appropriation of legal reserve	-	-	-	-	21,553	-	-	-21,553	-	-	-
Acquisition of treasury shares	-	-	-108,248	-	-	-	-	-	-108,248	-	-108,248
Dividends	-	-	-	-	-	-	-	-162,950	-162,950	-	-162,950
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	28,475	28,475
Other adjustments of non-controlling interests	-	-	-	-325	-	-	-	-	-325	325	-

Balance as of December 31, 2015	531,461	50,503	-108,248	553,466	176,458	-11	11,660	727,765	1,943,054	103,080	2,046,134
Profit for the year	-	-	-	-	-	-	-	116,174	116,174	-3,280	112,894
Other comprehensive loss	-	-	-	-	-	156	-28,407	-	-28,251	-	-28,251
Total comprehensive income	-	-	-	-	-	156	-28,407	116,174	87,923	-3,280	84,643

Appropriation of legal reserve	-	-	-	-	11,617	-	-	-11,617	-	-	-
Dividends	-	-	-	-	-	-	-	-155,236	-155,236	-	-155,236
Contribution of non-controlling interests	-	-	-	-	-	-	-	-	-	4,488	4,488
Other adjustments of non-controlling interests	-	-	-	-8,301	-	-	-	-	-8,301	8,301	-

Balance as of December 31, 2016	531,461	50,503	-108,248	545,165	188,075	145	-16,747	677,086	1,867,440	112,589	1,980,029

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: February 14, 2017